[Favrille, Inc letterhead]

January 29, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Mark Brunhofer, Senior Staff Accountant

Re:	Favrille, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2005 and Form 10-Q for Fiscal Quarter Ended September 30, 2006
File No. 000-51134

Dear Mr. Brunhofer:

Reference is made to your telephone conversation of January 29, 2007 with the Company’s legal counsel, Jane Adams of Cooley Godward Kronish LLP (“Cooley”), regarding comments received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2006 with respect to the Company’s filings with the Commission identified above (the “Filings”), and Cooley’s letter dated January 19, 2007 responding to such comments.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Favrille, Inc.

/s/ Tamara A. Seymour

Tamara A. Seymour

Chief Financial Officer

cc:	Jim B. Rosenberg, Senior Assistant Chief Accountant
John P. Longenecker, Favrille, Inc.
Jane K. Adams, Cooley Godward Kronish LLP